LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL: LAURAANTHONYPA@AOL.COM

March 9, 2010

Dave Walz

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genesis Capital Corporation of Nevada
Form 8-K
Filed February 2, 2010
File No. 0-27831

Dear Mr. Walz:

          On behalf of Genesis Capital Corporation of Nevada (n/k/a Milwaukee Iron Arena Football, Inc.) (the “Company”), this letter responds to your correspondence dated March 4, 2010. In particular, please be advised that Friedman, LLP remains the independent auditor for the Company and shall so remain for the foreseeable future.

          In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Laura E. Anthony
Laura E. Anthony

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA •33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dave Walz

Securities and Exchange Commission

March 9, 2010

Page Two

AGREED TO BY:

GENESIS CAPITAL CORPORATION OF NEVADA

k/n/a MILWAUKEE IRON ARENA FOOTBALL, INC.

_____________________________

/s/ Richard Astrom

Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA •33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH